UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished, except that information related to Embraer’s guidance cited in this report on Form 6-K is not incorporated by reference in Embraer’s registration statement on Form F-3.

EMBRAER RELEASES THIRD QUARTER 2012 RESULTS

HIGHLIGHTS

•	During the 3rd quarter of 2012 (3Q12) Embraer delivered 27 jets to the commercial aviation market and 13 to the executive aviation market (11 light jets and 2 large jets);

•	3Q12 Revenues and Gross margin reached US$ 1,404.5 million and 25.3%, respectively;

•

3Q12EBIT[1] and EBITDA[2] margins were 7.2% and 11.8%, respectively. However if not for the non-recurring events related to the Chautauqua Airlines Inc. restructuring program, EBIT and EBITDA margins for the period would have reached 10.2% and 14.8%, respectively.;

•	3Q12 Net income attributable to Embraer Shareholders and Earning per ADS basic totaled US$ 65.2 million and US$ 0.3594, respectively;

•	Embraer opened two new Centers of Excellence in Évora, Portugal;

•	Embraer was listed for the third consecutive year on the Dow Jones Sustainability Index.

MAIN FINANCIAL INDICATORS

	in millions of U.S dollars, except % and per share data
IFRS	(2) 2Q12	(1) 3Q11	(1) 3Q12	(1) YTD12
Revenues	1,717.3	1,363.6	1,404.5	4,277.7
EBIT	197.4	124.2	100.9	384.1
EBIT Margin %	11.5%	9.1%	7.2%	9.0%
EBITDA	265.2	188.3	166.0	579.4
EBITDA Margin %	15.4%	13.8%	11.8%	13.5%
Net income attributable to Embraer Shareholders	54.8	1.9	65.2	224.6
Earnings per share - ADS basic (US$)	0.3023	0.0103	0.3594	1.2380
Net Cash	290.2	193.4	123.2	123.2

(1)	Derived from unaudited financial information.
(2)	Reclassified

[1]	EBIT is equal to the operating profit before financial income (expenses) as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Revenues.
[2]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 11.

São José dos Campos, October 23rd, 2012 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2011 (3Q11), June 30, 2012 (2Q12) and September 30, 2012 (3Q12), are derived from the unaudited financial statements.

NET SALES AND GROSS MARGIN

Embraer delivered a total of 27 jets to the commercial aviation market and 13 to the executive aviation market (11 light jets and 2 large jets), for an accumulated total of 83 commercial and 46 executive aircraft (40 light jets and 6 large jets) delivered during the first nine months of 2012 (9M12). As a result, accumulated Revenues for 9M12 totaled US$ 4,277.7 million. The Company believes it is in line to meet its 2012 Revenue guidance. During the 3Q12, the contribution from the Defense and Security segment to the Company’s total Revenues was higher than usual, when compared to the Company’s Guidance, and reached 18.4%. Additionally, the margin profile for the period, given the mix of revenues and products was especially strong and the stimulus packages implemented in Brazil also contributed towards the Company’s gross profit for the period. Furthermore, the depreciation of the Real against the US dollar, which began contributing towards reducing the Company’s cost structure given the Company’s production cycle, coupled with the on-going efforts to maximize operational efficiencies, all contributed positively to the Company’s Gross margin during 3Q12. The combined effects of these items resulted in a 25.3% Gross margin for 3Q12 and an accumulated Gross margin of 24% in 9M12.

EBIT

3Q12 EBIT and EBIT margin were US$ 100.9 million and 7.2%, respectively. For 9M12, the accumulated Operating income margin reached 9%. Considering the expected mix of revenues and products of 4Q12, the Company believes it is well positioned to deliver its 2012 Operating margin guidance. Research expenses totaled US$ 21.5 million for 3Q12, for an accumulated total of US$ 52 million in 9M12. 3Q12 Selling expenses reached US$ 111 million and decreased when compared to the US$ 118.6 million in 2Q12. Administrative expenses for 3Q12 reached US$ 59.1 million and also decreased when compared to the US$ 75.3 million for 2Q12.

In an effort to properly allocate and manage the Company’s Administrative expenses, during the 3Q12, the Company accounted for certain temporary industrial activity expenses, mainly the start-up of operations in Evora, Portugal, as well as production transition expenses in the Company’s Harbin, China, operation, under Other operating (expense) income, net. These expenses totaled US$ 3 million in 3Q12. Previously, in the first and second quarters of 2012, these expenses were accounted for under Administrative expenses and totaled US$ 2.6 million and US$ 3.3 million for each of those quarters, respectively, for an accumulated total of US$ 8.9 million year-to-date. The accumulated year-to-date re-allocation of these expenses into Other operating (expense) income, net also contributed to the reduction in Administrative expenses in 3Q12. Furthermore, the stimulus package implemented in Brazil, reducing payroll expenses on local labor, coupled with the Company’s ongoing efforts to manage costs, also contributed to the reduction in Administrative expenses. It is important to mention that a portion of the operating expenses are Real denominated and considering that the average Real to the US dollar exchange rate from 2Q12 to 3Q12 depreciated 3.3%, there was also a positive impact to such expenses.

Per the Company’s communication to the market dated September 13th 2012, Embraer entered into negotiations with Chautauqua Airlines Inc., an airline operator controlled by Republic Airways Holdings, Inc., with respect to a proposed restructuring of the outstanding financing arrangements of Chautauqua. As a result of these negotiations, Embraer’s 3Q12 results were impacted by US$ 41.9 million. Therefore, Other operating (expense) income, net, totaled negative US$ 62.3 million in 3Q12, primarily driven by the effects of the Chautauqua restructuring process and the temporary industrial activity expenses mentioned above.

NET INCOME

Net income attributable to Embraer and Earnings per ADS, for 3Q12, were US$ 65.2 million and US$ 0.3594, respectively, bringing the accumulated 9M12 Net income attributable to Embraer and Earnings per ADS to US$ 224.6 million and US$ 1.2380, respectively. The accumulated 9M12 Net income was positively impacted by US$ 42.4 million, due to a reduction in the Income tax expense for the first and second quarters of 2012, which resulted from a re-calculation of the Company’s income tax base (see “Income Tax Reconciliation”, on page 9).

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company’s Net cash position for the period decreased by US$ 167 million, totaling US$ 123.2 million. Such decrease in Net cash comes mainly as a consequence of an increase in the Company’s Inventories and investments in PP&E, which were partially offset by an increase in Advances from customers. Furthermore, during 3Q12, the Company paid US$ 49.5 million related to a portion of the financial guarantees related to the American Airlines (AA) Chapter 11 restructuring process. Such payment is in line with the evolution of AA’s restructuring process, as well as the Company’s respective provisions made during the fourth quarter of 2011 for such financial guarantees. This payment also contributed to the reduction in the Company’s Net cash position for the period.

		in millions of U.S.dollars
Balance Sheet Data	(1) 3Q11	(1) 2Q12	(1) 3Q12
Cash and cash equivalents	1,434.1	1,685.5	1,573.0
Financial assets	569.9	760.5	635.4
Total cash position	2,004.0	2,446.0	2,208.4
Loans short-term	479.2	473.8	364.0
Loans long-term	1,331.4	1,682.0	1,721.2
Total loans position	1,810.6	2,155.8	2,085.2
Net cash*	193.4	290.2	123.2

*	Net cash = Cash and cash equivalents + Financial assets short-term - Loans short-term and long-term
(1)	Derived from unaudited financial information.

Furthermore, Net cash generated by operating activities reached US$ 109.6 million in 3Q12 and helped offset the 3Q12 cash requirements related to PP&E and Intangibles. During the course of 4Q12, Free cash flow3 is expected to recover, as aircraft deliveries in 4Q12, particularly in executive aviation, tend to increase compared to previous quarters, driving Inventories to decrease. However, Inventories may end the year at a level above where it was in the beginning of 2012.

[3]

Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded in Intangible assets, and changes in short -term investments (Financial Assets). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial assets which do not represent changes in the Company’s net cash position since additions or reductions in Financial Assets reflects changes in the maturity profile of the Company’s short-term investments and, as consequence, does not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operating cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial assets. For more detailed information please refer to page 11.

					in millions of U.S.dollars
IFRS	3Q11	4Q11	1Q12	2Q12	3Q12	YTD12
Net cash generated (used) by operating activities	161.1	178.7	(128.9)	189.1	109.7	169.9
Financial assets adjustment (1)	(140.7)	234.8	59.2	(34.3)	(139.8)	(114.9)
Additions to property, plant and equipment	(72.8)	(76.8)	(39.6)	(75.5)	(50.2)	(165.3)
Additions to intangible assets	(59.5)	(60.1)	(64.6)	(54.6)	(57.5)	(176.7)

Free cash flow	(111.9)	276.6	(173.9)	24.7	(137.8)	(287.0)

(1)	Unrealized gain (losses) on Financial assets.

Additions to PP&E totaled US$ 50.2 million in 3Q12. Total PP&E includes values related to Pool program spare parts, aircraft under lease or available for lease and CAPEX. Of the total 3Q12 PP&E, CAPEX amounted to US$ 48.6 million, which coupled with the US$ 83.6 million CAPEX for the first semester of 2012, totaled US$ 132.2 million for 9M12. The Company also added a total of US$ 176.7 million to Intangible assets in 9M12. The table below outlines the detailed investments in PP&E and R&D on a quarterly basis since 3Q11.

					in millions of U.S.dollars
	3Q11	4Q11	1Q12	2Q12	3Q12	YTD12
Additions	59.5	60.1	64.6	54.6	57.5	176.7
Contributions from suppliers	(70.3)	(0.3)	(0.2)	(0.4)	(0.2)	(0.8)
Development (Net of contributions from suppliers)	(10.8)	59.8	64.4	54.2	57.3	175.8
Research	20.9	26.0	16.0	14.5	21.5	52.0
R&D	10.1	85.8	80.4	68.7	78.8	227.8

	3Q11	4Q11	1Q12	2Q12	3Q12	YTD12
CAPEX	38.5	53.2	31.6	52.0	48.6	132.2
Additions of aircraft available for or under lease	—	7.6	—	2.3	0.5	2.8
Additions of Pool programs spare parts	34.3	16.0	8.0	21.2	1.1	30.3
PP&E	72.8	76.8	39.6	75.5	50.2	165.3

During 3Q12, the Company’s total debt decreased to US$ 2,085.2 million, compared to US$ 2,155.8 million in 2Q12. This decrease in the Company’s total debt comes as a result of a reduction of US$ 109.8 million in short-term loans, which was partially offset by an increase of US$ 39.2 million in long-term loans. Consequently, in 3Q12 Short-term loans accounted for 17% of total loans, compared to 22% in 2Q12. Considering the Company’s current debt profile, the average loan maturity remained stable at 6 years.

Furthermore, from 2Q12 to 3Q12, the cost of both Dollar and Real denominated loans remained stable at 5.7% and 4.9% p.a., respectively. The Adjusted EBITDA to financial expense (gross) ratio (for more detailed information please refer to page 11) decreased slightly in 3Q12, compared to 2Q12, going from 5.85 to 5.49. As of 3Q12, 24% of total debt was denominated in Reals.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 3Q12, 38% was denominated in Reals.

Complementing its strategy to mitigate exchange rate risks, the Company contracted certain financial hedges in order to reduce its 2013 cashflow exposure. The Company’s cashflow exposure comes as a result of the fact that approximately 10% of its net revenues are denominated in Reals and approximately 25% of its total costs are also denominated in Reals. Having more Real denominated costs than revenues, generates such exposure. Approximately 55% of the Company’s Real exposure is protected if the US Dollar depreciates below R$ 1.90 to the US dollar. For exchange rates above this level, the Company will benefit from the upside up to an average exchange rate cap of R$ 2.70.

OPERATIONAL BALANCE SHEET ACCOUNTS

		in millions of U.S.dollars
Balance Sheet Data	(1) 3Q11	(2) 2Q12	(1) 3Q12
Trade accounts receivable	473.6	544.8	558.6
Customer and commercial financing	120.6	117.2	116.3
Inventories	2,872.4	2,530.1	2,584.7
Property, plant and equipment	1,323.5	1,483.4	1,491.5
Intangible	791.2	877.1	909.3
Trade accounts payable	989.4	962.5	787.7
Advances from customers	1,183.6	1,010.0	1,045.2
Total shareholders’ equity	3,214.6	3,235.1	3,286.3

(1)	Derived from unaudited financial information.
(2)	Reclassified

Total Inventories increased by US$ 54.6 million, totaling US$ 2,584.7 million in 3Q12, primarily due to the greater number of executive aircraft deliveries expected for 4Q12, compared to previous quarters in 2012. Trade accounts payable decreased by US$ 174.8 million and totaled US$ 787.7 million in 3Q12, as a result of the normal cycle of the Company’s operating activities. Advances from customers grew by US$ 35.2 million and reached US$ 1,045.2 million in 3Q12, primarily as a result of the evolution of the number of deliveries and new orders in 3Q12. Trade accounts receivable, Property plant and equipment, as well as Customer and commercial financing remained stable, totaling US$ 558.6 million, US$ 1,491.5 million and US$ 116.3 million, respectively, in 3Q12. Furthermore, Intangible increased US$ 32.2 million, as a result of investments made in aircraft program development, mainly the Legacy 450 & 500, which totaled US$ 57.5 million in 3Q12.

SEGMENT RESULTS

3Q12 Revenues mix by segment varied when compared to 2Q12, as a result of a lower participation from the Executive aviation and Commercial aviation segments, which represented 11.9% and 68.1% of total Company Revenues, respectively. This decrease was offset by the higher participation from the Defense and Security and Others segments, which reached 18.4% and 1.6% of Revenues, respectively. Consistent with the Company’s strategy, the Defense and Security segment continued to present strong growth and 3Q12 Net revenues for this segment grew by 37% when compared to 3Q11. As previously mentioned, the mix in revenues and products of 3Q12 positively impacted the Gross margin for the period.

							in millions of U.S.dollars
Net revenues by segment	2Q12%		3Q11	(1) %	3Q12%		YTD12%
Commercial Aviation	1,176.0	68.5	1,008.5	74.0	956.3	68.1	2,891.9	67.6
- Commercial Aviation services	118.9		101.9		79.9		310.7
Defense and Security Business	266.1	15.5	189.2	13.9	258.8	18.4	756.7	17.7
- Defense and Security Business services	51.4		48.2		46.7		147.0
Executive Aviation	260.9	15.2	150.2	11.0	167.4	11.9	580.0	13.6
- Executive Aviation services	34.3		27.7		22.2		87.3
Others	14.3	0.8	15.7	1.1	22.0	1.6	49.1	1.1

Total	1,717.3	100.0	1,363.6	100.0	1,404.5	100.0	4,277.7	100.0

(1)	Derived from unaudited financial information.

COMMERCIAL AVIATION

Embraer delivered 27 commercial jets in the 3Q12, reaching a total of 83 commercial jets in the 9M12 period.

The E-Jets operators increased with first E175 to Belavia and E190 to Conviasa. In addition, Myanma Airways announced that will operate 2 E190 leased from GECAS.

The Company was pleased to welcome Conviasa as the eleventh customer of the E-Jets in the Latin American and Caribbean region. The E190 will play an important role in increasing the quality and efficiency of air travel in Venezuela. Furthermore, the Company also welcomed Myanma Airways, Belavia and FLYNONSTOP to the family of E-Jets operators.

Deliveries	1Q12	2Q12	3Q11	3Q12	YTD12
Commercial Aviation	21	35	28	27	83
EMBRAER 175	2	8	—	7	17
EMBRAER 190	13	22	22	17	52
EMBRAER 195	6	5	6	3	14

The E-Jets order book registered 1,063 firm orders, including the 6 E190s ordered by Conviasa, a deal for up to 20 E190s.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
EMBRAER 170	192	31	223	182	10
EMBRAER 175	191	271	462	160	31
EMBRAER 190	543	257	800	441	102
EMBRAER 195	137	20	157	102	35
TOTEL E-JETS	1,063	579	1,642	885	178

EXECUTIVE AVIATION

Embraer Executive Jets delivered a total of 11 light jets and two large jets, totaling thirteen aircraft in 3Q12.

Deliveries	1Q12	2Q12	3Q11	3Q12	YTD12
Executive Aviation	13	20	18	13	46
Light Jets	12	17	17	11	40
Large Jets	1	3	1	2	6

In July 2012, Embraer Executive Jets opened brand new showrooms at its Customer Center in Melbourne, FL, which we believe to be a best-in-class experience for customers to design the interiors of their Phenom, Legacy and Lineage jets.

In August 2012, two major surveys put Embraer Executive Jets in the top three companies in the business aviation industry for product support for the first time. Indeed, both Aviation International News (AIN) and Professional Pilot magazines noted the rapid rise of the company in positive responses from customers who recognize Embraer’s work in providing excellent customer support and services. Embraer rocketed into the top three in both surveys.

The Legacy 450 program reached an important milestone in August 2012. The first part of this jet was machined, initiating the first prototype’s manufacturing activities.

Also in August, Embraer’s Lineage 1000 was delivered to the first customer in mainland China: the Xinjiang Guanghui Industry Investment Group Co., Ltd. Since the first delivery of an Embraer Executive Jet in Greater China in 2004, Embraer has booked firm orders for 28 executive jets in that market.

In September 2012, Embraer Executive Jets’ assembly facility in Melbourne, FL, added the production of the Phenom 300 light jet to their industrial operations. The first aircraft is scheduled to be delivered in March 2013.

Moreover, in the same period, Embraer’s entry-level jet Phenom 100 received the Validation of Type Certificate issued by the Civil Aviation Administration of China (CAAC).

Finally, in October 2012, the Phenom 300 light jet received the Type Certificate issued by CAAP (Civil Aviation Authority of the Philippines), paving the way for sales in the region. The Phenom 300 certification follows the Phenom 100 certification given by the CAAP in October 2009. In Asia Pacific, the Phenom 300 is also certified in Australia, Indonesia and India.

DEFENSE AND SECURITY

The Defense and Security market presents a favorable perspective for growth, with sales campaigns underway for various applications including intelligence, surveillance and reconnaissance systems; aircraft modernization; transportation of officials and authorities; training and light attack, as well as command and control systems and services. Embraer has also positioned itself to play a major role in projects focused on border surveillance and security for the upcoming major sporting events in Brazil.

Regarding the projects for border security, the Tepro Consortium – constituted by Savis Tecnologia e Sistemas S/A and OrbiSat Indústria e Aerolevantamento S/A, companies controlled by Embraer, was the only contender chosen by the Brazilian Army for the second phase of the bidding for the Integrated System for Border Monitoring (SISFRON). The Consortium is negotiating with the Army Special Committee, and contract signature is expected by the end of this year.

The Brazilian Navy´s AF-1 (A-4 Skyhawk) modernization program of 12 aircraft continues on track. During 3Q12, material was made available for initiating the modernization of the first test prototype.

In the process of modernization of the AMX, named A1-M by the Brazilian Air Force (FAB), eleven aircraft are already in our facilities: two flight test prototypes and eleven serial production AMX in different phases of the revitalization and modernization processes.

In 3Q12 the first EMB 145 AEW&C (Airborne Early Warning and Control) was delivered to the Indian Government. This delivery represents an important milestone in the program, which continues on track. When in operation, this aircraft will join the five Legacy 600 aircraft currently operated by the Indian Air Force (IAF) and by the Border Security Force of India.

Regarding the light attack aircraft, Embraer delivered the first four A-29 aircraft for the Indonesian Air Force, of the first batch of eight aircraft contracted in 2010. Indonesia becomes the first Super Tucano operator in Asia. In addition, the Indonesian Air Force also signed a contract for a second batch of eight aircraft, including a flight simulator that will be used for instruction and training of Indonesian pilots. Deliveries of the second batch are expected for 2014.

Still regarding the A-29, Embraer has exhibited the aircraft for the first time at the AirVenture Convention, a traditional convention that takes place in Oshkosh (USA). An additional participation, at the Air Force Association Convention in Washington, allowed Embraer to show the qualities and advantages of the A-29 Super Tucano, a low-cost, combat-proven aircraft. These opportunities bring visibility to the A-29 at a time that the US Air Force is evaluating it as a contender for the Light Air Support (LAS) program. A decision on LAS is expected by early 2013.

In August the Preliminary Design Review (PDR) phase of the KC-390 was successfully completed. The event is an important milestone in the program, with the participation of Embraer and the Brazilian Air Force (FAB). In this opportunity, the technical aspects and design solutions adopted for the structure and for several systems of the aircraft were shown, including the definition of the main components and its interfaces, demonstrating that the project has reached the expected maturity for the phase.

Two more Brazilian companies were selected as suppliers for the KC-390 Program: Aerotron, in Itajubá, located in the state of Minas Gerais, Brazil, will supply ballistic protection and LH Colus, from São José dos Campos, São Paulo, will supply troop seats and stretchers.

Embraer hosted, together with OGMA – Indústria Aeronáutica de Portugal S.A., the Embraer Defense Operators’ Meeting 2012, in Lisbon, Portugal. The event gathered military clients and governments that operate the fleet of ERJ 145 and Legacy, from Embraer, and owners of other military aircraft supported by OGMA.

Embraer and FAB have signed a contract for logistics support for the fleet of 24 ERJ-145 family aircraft operated by FAB. The contract, which can reach US$ 130 million – including US$ 32 million of additional services, covers a wide range of services, aimed at increasing the availability of aircraft for required missions.

TOTAL BACKLOG

Embraer’s firm order backlog at the end of 3Q12 totaled US$ 12.4 billion. The following chart presents the Company’s backlog evolution through 3Q12.

INCOME TAX RECONCILIATION

As previously mentioned, the accumulated 9M12 Net income was positively impacted by US$ 42.4 million (US$ 41.8 million in 1Q12 and US$ 0.6 million in 2Q12), due to a reduction in the Income tax expense for the first and second quarters of 2012, which resulted from a re-calculation of the Company’s income tax base. The table below outlines the reconciliation of the Company’s income tax for the period.

a) March, 31 2012

Balance Sheet - Acumulated		Before adjustment	After adjustment	Income tax (expense) income
Taxes recoverable	Current assets	76.0	76.0	—
Deferred income tax	Non-current assets	61.8	109.7	47.9
Income tax	Current liabilities	20.7	26.8	(6.1)
Deferred income tax	Non-current liabilities	23.4	23.4	—
Total				41.8

b) June, 30 2012

Balance Sheet - Acumulated		Before adjustment	After adjustment	Income tax (expense) income
Taxes recoverable	Current assets	71.8	71.8	—
Deferred income tax	Non-current assets	12.9	12.9	—
Income tax	Current liabilities	29.2	62.7	(33.5)
Deferred income tax	Non-current liabilities	101.8	25.9	75.9
Total				42.4

SEC/DOJ INVESTIGATIONS UPDATE

We, through our outside counsel hired to respond to the SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, continue to cooperate fully with the SEC and U.S. Department of Justice, or DOJ, in their investigation of such matters. As part of the cooperation, our outside counsel has reported to the SEC and DOJ with respect to its internal investigation, which is continuing, and has provided information requested by, and responded to questions from, the SEC and DOJ. The SEC and DOJ investigations continue, and our management, with the support of our outside counsel, continues to believe that it is not possible to estimate the duration, scope or results of the investigations. In the event that the SEC and/or DOJ investigations result in enforcement action, we may be required to pay substantial fines and/or to incur other sanctions, as provided in the FCPA. Our management, based upon the opinion of our outside counsel, continues to believe that there is no basis for estimating reserves or quantifying any possible contingency.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We consider Free cash flow as the operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial assets and Other assets. Free cash flow is not an accounting measurement under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measurement of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer, for the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

		in millions of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(2) 2Q12	(1) 3Q11	(1) 3Q12
Net Income Attributable to Embraer	69.5	326.1	132.8
Noncontrolling interest	6.7	12.5	4.4
Income tax (expense) income	219.8	163.7	124.7
Financial income (expense), net	120.4	(27.1)	123.8
Foreign exchange gain (loss), net	(15.0)	(18.7)	(7.6)
Depreciation and amortization	259.5	238.4	260.5
Adjusted EBITDA	660.9	694.9	638.6

(1)	Derived from unaudited financial information.
(2)	Reclassified
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(2) 2Q12	(1) 3Q11	(1) 3Q12
Total debt to Adjusted EBITDA (i)	3.26	2.61	3.27
Net cash to Adjusted EBITDA (ii)	0.44	0.28	0.19
Total debt to capitalization (iii)	0.40	0.36	0.39
LTM Adjusted EBITDA to financial expense (gross) (iv)	5.85	7.12	5.49
LTM Adjusted EBITDA (v)	660.9	694.9	638.6
LTM Interest and commissions on loans (vi)	113.0	97.5	116.3

(1)	Derived from unaudited financial information.
(2)	Reclassified
(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial assets, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Interest expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S.dollars, except earnings per share)

	Three months ended on		Nine months ended on
	(1)		(1)
	30 Sep, 2011	30 Sep, 2012	30 Sep, 2011	30 Sep, 2012
REVENUE	1,363.6	1,404.5	3,777.9	4,277.7

Cost of sales and services	(1,074.1)	(1,049.5)	(2,927.2)	(3,249.2)

Gross profit	289.5	355.0	850.7	1,028.5

OPERATING INCOME ( EXPENSE )
Administrative	(69.4)	(59.1)	(191.0)	(205.4)
Selling	(102.6)	(111.0)	(305.4)	(338.3)
Research	(20.9)	(21.5)	(59.3)	(52.0)
Other operating income (expense), net	27.6	(62.3)	29.1	(48.5)
Equity	—	(0.2)	—	(0.2)

OPERATING PROFIT BEFORE FINANCIAL INCOME	124.2	100.9	324.1	384.1

Financial (expenses) income, net	2.6	(0.8)	24.5	(8.6)
Foreign exchange gain, net	14.3	6.9	26.9	14.5

PROFIT BEFORE TAXES ON INCOME	141.1	107.0	375.5	390.0

Income tax (expense) income	(136.8)	(41.7)	(166.5)	(164.1)

NET INCOME	4.3	65.3	209.0	225.9

Attributable to:
Owners of Embraer	1.9	65.2	203.4	224.6
Noncontrolling interest	2.4	0.1	5.6	1.3

Weighted average number of shares (in thousands)
Basic	723.7	725.7	723.7	725.7
Diluted	723.9	727.9	724.8	728.1

Earnings per share
Basic	0.00259	0.08984	0.28104	0.30949
Diluted	0.00258	0.08957	0.28060	0.30848

Earnings per share - ADS basic (US$)	0.0103	0.3594	1.1241	1.2380

Earnings per share - ADS diluted (US$)	0.0103	0.3583	1.1224	1.2339

(1)	Derived from unaudited financial statements.

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S.dollars)

	Three months ended on		Nine months ended on
	(1)		(1)
	30 Sep, 2011	30 Sep, 2012	30 Sep, 2011	30 Sep, 2012
Operating activities
Net income	4.3	65.3	209.0	225.9
Items not affecting cash and cash equivalents
Depreciation	29.2	34.3	88.9	97.3
Amortization	34.9	30.8	84.8	98.0
Allowance (reversal) for inventory obsolescence	(3.7)	5.3	2.8	(4.0)
Provision for market value	(0.9)	1.5	—	5.7
Deferred income tax and social contribution	123.8	5.6	133.6	64.4
Accrued interest	2.9	5.6	5.0	7.0
Equity in the earnings of associates	—	0.2	—	0.2
Stock option	2.3	1.7	7.6	6.3
Foreign exchange gain (loss), net	(5.3)	(4.3)	(21.4)	(3.8)
Residual value guarantee	1.3	(5.0)	0.7	22.5
Other	(7.8)	11.0	(4.5)	9.1
Changes in assets and liabilities:
Financial assets (2)	126.0	136.3	118.8	83.4
Collateralized accounts receivable and accounts receivable	(32.6)	(11.5)	(143.7)	(58.9)
Customer and commercial financing	(66.8)	0.8	(50.1)	(14.1)
Inventories	(110.3)	(46.1)	(614.9)	(276.2)
Other assets	(42.8)	(36.1)	(38.9)	(101.1)
Trade accounts payable	(42.2)	(178.1)	243.1	(43.5)
Non-recourse and recourse debt	(0.7)	(3.2)	(4.9)	(7.6)
Other payables	(11.8)	56.2	17.3	69.4
Contribution from suppliers	60.2	(7.4)	48.3	(24.6)
Advances from customers	93.3	35.6	199.1	(6.2)
Taxes and payroll charges payable	(3.5)	59.5	5.5	65.8
Financial guarantee	(7.0)	(54.6)	(30.7)	(97.4)
Other provisions and provisions for contingencies	15.4	15.4	40.6	39.5
Unearned income	2.9	(9.2)	5.8	12.7

Net cash generated by operating activities	161.1	109.7	301.8	169.8

Investing activities
Additions to property, plant and equipment	(72.8)	(50.2)	(257.5)	(165.3)
Proceeds from sale of property, plant and equipment	0.1	—	0.2	0.1
Additions to intangible assets	(59.5)	(57.5)	(157.3)	(176.7)
Investments in associates	(6.0)	—	(6.0)	—
Business acquisitions, net of cash acquired	—	—	(51.0)	—
Investments in held to maturity securities	2.6	0.6	5.3	4.5
Restricted cash reserved for construction of assets	—	1.2	—	—

Net cash (used in) investing activities	(135.6)	(105.9)	(466.3)	(337.4)

Financing activities
Proceeds from borrowings	694.5	149.5	1,729.4	1,548.4
Repayment of borrowings	(503.4)	(224.3)	(1,314.2)	(1,074.5)
Dividends and interest on own capital	(45.4)	(32.8)	(152.6)	(36.1)
Changes in interest of subsidiaries and associates	—	—	—	(17.4)
Treasury shares	—	2.1	—	11.9

Net cash (used in) generated by financing activities	145.7	(105.5)	262.6	432.3

Effects of exchange rate changes on cash	(88.0)	(10.8)	(57.1)	(41.9)
Increase (decrease) in cash and cash equivalents	83.2	(112.5)	41.0	222.8
Cash and cash equivalents at the beginning of the period	1,350.9	1,685.5	1,393.1	1,350.2
Cash and cash equivalents at the end of the period	1,434.1	1,573.0	1,434.1	1,573.0

(1)	Derived from unaudited financial statements.
(2)	Include Unrealized (gain) on Finacial assets, 3Q11 (14.7), 3Q12 (3.5), 9M11 (43.2) and 9M12 (31.5)

EMBRAER - S.A.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	(2)	(1)
ASSETS	As of June 30,	As of September 30,
	2012	2012
Current assets
Cash and cash equivalents	1,685.5	1,573.0
Financial assets	760.5	635.4
Trade accounts receivable, net	535.3	548.7
Derivative financial instruments	9.5	8.5
Customer and commercial financing	21.6	19.0
Collateralized accounts receivable	13.8	15.0
Inventories	2,526.6	2,581.6
Other assets	257.5	294.9

	5,810.3	5,676.1

Non-current assets
Trade accounts receivable	9.5	9.9
Financial assets	52.0	51.6
Customer and commercial financing	95.6	97.3
Collateralized accounts receivable	469.8	465.8
Inventories	3.5	3.1
Other assets	251.8	259.9
Guarantee deposits	473.9	473.7
Deferred income tax	12.9	12.0
Derivative financial instruments	25.6	26.9
Investments	2.7	2.5
Property, plant and equipment	1,483.4	1,491.5
Intangible assets	877.1	909.3

	3,757.8	3,803.5

TOTAL ASSETS	9,568.1	9,479.6

(1)	Derived from unaudited financial information.
(2)	Reclassified

EMBRAER - S.A.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	(2)	(1)
LIABILITIES	As of June 30,	As of September 30,
	2012	2012
Current liabilities
Trade accounts payable	962.5	787.7
Loans and financing	473.8	364.0
Non-recourse and recourse debt	313.5	312.5
Other payables	82.7	127.1
Contribution from suppliers	0.9	0.9
Advances from customers	905.4	934.7
Derivative financial instruments	1.3	2.0
Taxes and payroll charges payable	52.4	48.7
Income tax and social contribution	62.7	124.8
Financial guarantee and residual value guarantee	—	117.9
Other provisions	301.9	330.9
Provisions for contingencies	10.1	10.0
Dividends	29.1	22.0
Unearned income	122.0	116.3

	3,318.3	3,299.5

Non-current liabilities
Loans and financing	1,682.0	1,721.2
Non-recourse and recourse debt	144.7	142.5
Other payables	14.6	27.6
Contribution from suppliers	0.5	0.2
Advances from customers	104.6	110.5
Taxes and payroll charges payable	349.5	349.5
Deferred income tax and social contribution	25.9	32.8
Financial guarantee and residual value guarantee	479.6	302.1
Other provisions	54.7	54.1
Provisions for contingencies	43.6	41.9
Unearned income	115.0	111.4

	3,014.7	2,893.8

TOTAL LIABILITIES	6,333.0	6,193.3

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(164.4)	(161.4)
Revenue reserves	1,737.5	1,737.5
Share-based remuneration	17.6	19.3
Noncontrolling acquisition results	5.6	5.6
Cumulative translation adjustments	(3.6)	1.4
Retained earnings	117.6	156.1

	3,148.3	3,196.5
Noncontrolling interest	86.8	89.8

Total company’s shareholders’ equity	3,235.1	3,286.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,568.1	9,479.6

(1)	Derived from unaudited financial information.
(2)	Reclassified

INVESTOR RELATIONS

Luciano Froes, Caio Pinez, Cláudio Massuda, Juliana Villarinho and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q12 Results in IFRS on Wednesday, October 24th, 2012 at 10:30AM (SP) / 08:30AM (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (+1 708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 26040633

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in Săo José dos Campos, Săo Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer